CorMedix Inc.

300 Connell Drive, Suite 4200

Berkeley Heights, NJ 07922

August 18, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ada D. Sarmento, Attorney-Advisor

Re:	CorMedix Inc.
Registration Statement on Form S-3
Filed August 12, 2021
File No. 333-258756

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CorMedix Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 258756), so that such registration statement may become effective at 3:00 p.m. (Washington, D.C. time) on August 20, 2021, or as soon as practicable thereafter.

CORMEDIX INC.

By:	/s/ Khoso Baluch
Name:Khoso Baluch
Title:Chief Executive Officer